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VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:      Robyn Manuel

Joel Parker

Brian Fetterolf

Jennifer López-Molina

Re:	StubHub Holdings, Inc.

Response to Letter dated December 8, 2021

Draft Registration Statement on Form S-1

Confidentially Submitted November 8, 2021

CIK No. 0001337634

Ladies and Gentlemen:

On behalf of our client, StubHub Holdings, Inc. (the “Company”), we are submitting this letter in response to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Staff”) by letter, dated December 8, 2021 (the “Comment Letter”), regarding the Company’s Draft Registration Statement on Form S-1, as confidentially submitted to the Staff on November 8, 2021 (the “Draft Registration Statement”).

The Company is concurrently confidentially submitting to the Staff Amendment No. 1 to the Draft Registration Statement, which has been revised to reflect certain revisions to the Draft Registration Statement in response to the Comment Letter as well as certain other changes.

For ease of review, we have set forth below each of the numbered comments of the Staff contained in the Comment Letter in bold type followed by the Company’s responses thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in

December 22, 2021

Amendment No. 1 and all references to page numbers in such responses are to page numbers in Amendment No. 1.

Draft Registration Statement on Form S-1 Submitted November 8, 2021

Prospectus Cover Page

1.

We note your disclosure that, “[b]ased on information available to [you], the high and low sales price per share of [y]our common stock for such private transactions . . . “ (emphasis added). We also note your disclosure on pages 61 and 151 that you have provided the high and low sales prices per share of your Class A common stock. Please revise your disclosure to clarify whether the high and low sales price per share for “such private transactions” include only shares of Class A common stock, or alternatively a combination of your outstanding shares of Class A, Class B and Class C common stock.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and page 150 of Amendment No. 1.

2.	Please state that Eric Baker, your founder and chief executive officer, will own a controlling interest in you after this offering, and identify the percentage ownership that he will have.

Response: In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page of Amendment No. 1.

Prospectus Summary

Key Business Metrics and Non-GAAP Financial Measures, page 19

3.

Your definition of GMS excludes the impact of refunds due to event cancellations. Please tell us how you determined that this is appropriate considering the impact that the COVID-19 pandemic had on cancellations. In addition quantify for us the amount of GMS that relates to event cancellations for all periods presented.

Response: The Company respectfully advises the Staff that the Company uses GMS to measure the total volume of transactions on the marketplace, which the Company believes is an indicator of the scale and growth of its business. It does not represent revenue earned by the Company or profitability. Therefore, the Company believes that it is appropriate to measure GMS, irrespective of discounts, take rates, cancellations, fulfillment issues, or any other breakage costs. Moreover, removing refunds from GMS would make the measure less meaningful, as event cancellations often occur much later, sometimes in periods subsequent to the period in which tickets were purchased and GMS is measured. As a result, GMS net of refunds would not be representative of the total volume of transactions the Company has facilitated during each period.

December 22, 2021

Risk Factors

Risks Relating to the COVID-19 Pandemic, page 21

4.	Regarding your disclosure about the decline in revenue from 2019 to 2020, please revise to give context to the decline in the revenue of the StubHub Legacy Business.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 21 of Amendment No. 1.

Risks Relating to Our Business and the Ticket Resale Industry

“Changes in internet search engine algorithms and dynamics…”, page 25

5.

We note your disclosure that “in July 2019, Google temporarily suspended viagogo from its paid search results for alleged violations of Google’s advertising policy . . . .” To provide additional context to investors please discuss the nature of the “alleged violations of Google’s advertising policy” and quantify the impact on your business, to the extent material. In this regard, we note your disclosure that the suspension “affected a portion of [y]our revenue generated through paid search channels in the second half of 2019.”

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 25 of Amendment No. 1.

Risks Relating to Ownership of Our Class A Common Stock, page 51

6.

To the extent material, discuss the risks that the agreements with Madrone Partners, L.P. present to your investors. In this regard, we note your disclosure that “[i]n connection with the Madrone Purchase Agreement . . . Madrone’s written consent is required for certain Company actions, including redemptions or repurchase of [y]our Founder’s shares, issuances of new securities with liquidation preferences senior to [y]our Class A common stock, entry into material agreements or transactions with our Founder and his affiliates, changes to powers, preferences, or special rights of Class A common stock so as to affect the Class A common stock adversely, or amendment, termination or waiver of the rights of Madrone under [y]our amended and restated voting agreements, amended and restated co-sale and first refusal agreement, or amended and restated investors’ rights agreement.”

Response: The Company respectfully advises the Staff that the Madrone Stockholder Agreement will terminate upon the effectiveness of the registration statement for the offering. The Company has revised the disclosure on page 133 of Amendment No. 1 accordingly.

December 22, 2021

“None of our stockholders are party to any contractual lock-up agreement or other contractual restrictions…”, page 54

7.

We note your disclosure that the “issuance of additional capital stock may cause stockholders to experience significant dilution . . . .” Here or as a new risk factor, please disclose that future issuances of shares of Class B common stock may be dilutive to the holders of shares of Class A common stock, particularly with respect to their voting power.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 54 of Amendment No. 1.

“Our amended and restated certificate of incorporation will designate the Court of Chancery of the State of Delaware…”, page 60

8.

We note your disclosure that federal district courts will be the exclusive forum for litigation arising under the Securities Act. Please revise your disclosure to acknowledge that there is uncertainty as to whether a court would enforce such provision.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 61 of Amendment No. 1.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Our History and Acquisition of StubHub, page 79

9.

Please disclose the basis for your statement that you “have realized the substantial majority of [the] cost synergies” identified in connection with your acquisition of StubHub, as you disclose on page 29 that you began “full operational integration of the two businesses” in September 2021.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 72 of Amendment No. 1.

Non-GAAP Financial Measures

Adjusted EBITDA, page 83

10.

In the reconciliation from net income (loss) to Adjusted EBITDA, please revise the line item captioned “[o]ther” into separate reconciling items for larger items such as litigation related losses. Also, please expand your disclosure to explain the nature of the litigation losses and why they are not considered representative of the “ongoing financial performance of [your] core business.” To the extent you continue to identify the litigation losses as unusual, infrequent or non-recurring in nature, please tell us how you have considered the prohibition in Item 10(e)(1)(ii)(b) of Regulation S-K in terms of adjusting non-GAAP performance measures.

December 22, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 76 and 77 of Amendment No. 1. The Company respectfully advises the Staff that it has considered the prohibition in Item 10(e)(1)(ii)(b) of Regulation S-K, and has eliminated litigation losses as an adjusting item except for litigation losses associated with the “Wang v. StubHub” claim.

In the case of “Wang v. StubHub,” as described in Note 15 to the audited consolidated financial statements of the Company contained in Amendment No. 1, this claim was filed in the State of California on February 5, 2018, which is prior to the Company’s acquisition of StubHub. Given this cost is associated with a claim made against StubHub prior to the Company’s acquisition of StubHub and the Company has not historically experienced similar claims of such size in the past two years, the Company does not believe this matter is representative of its normal recurring operations nor does it expect that potential future litigation of this magnitude is reasonably likely to recur.

Key Factors Affecting Our Performance

Our Ability to Attract Buyers Efficiently, page 86

11.

With respect to your disclosure that “71% of [gross merchandise sales] . . . for the StubHub Legacy Business was generated through unpaid channels,” please discuss how you determine if sales are generated through unpaid channels compared to “paid channels.” In this regard, please explain whether you are attributing such generation of sales to buyers, sellers or both types of fans using your platform through unpaid channels. Additionally, to balance your description of “unpaid channels,” please describe what you mean by “paid channels” in appropriate places (e.g., page 111) and discuss the extent to which your “performance marketing” (e.g., page 120) is included within this category.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 10, 79, 105 and 108 of Amendment No. 1.

12.

We note your disclosure that you “achieve contribution profit in excess of [y]our customer acquisition costs from a buyer’s first transaction.” Please quantify the number of buyers in connection therewith, as we note that you separately discuss the connection between your gross merchandise sales and number of sellers in the immediately succeeding paragraph. Additionally, please discuss how you calculate “contribution profit” in greater detail by particularly explaining what you mean by “variable costs.” Please also define “customer acquisition cost” and explain what you mean by “purchase intent” (e.g., page 110), “repeat engagement” (e.g., page 114) and “transaction frequency” (e.g., page 115), to the extent that these are material metrics.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 10, 79 and 108 of Amendment No. 1. The Company further advises the Staff that the disclosures identified above are not material metrics for the Company.

December 22, 2021

Our Ability to Attract Sellers and Offer a Breadth of Live Events Inventory on Our Marketplace, page 86

13.

Please define “active sellers” and explain how this metric is distinguishable from your discussion of “more than one million sellers on [y]our marketplace” in 2019, as you discuss on page 77. To the extent that you measure how active your buyers are, please revise to also include a discussion of this metric, if material.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 79 of Amendment No. 1. The Company respectfully advises the Staff that it does not currently use any metric of how active its buyers are to measure the success of the Company’s business or to make operational or strategic decisions.

Critical Accounting Policies and Estimates

Impairment of Goodwill and Indefinite-Lived Intangible Asset and Other Long-Lived Assets, page 102

14.

We note your disclosure that in conducting your annual impairment tests on October 1, 2020 for goodwill and other indefinite-lived intangible assets, you determined a quantitative impairment test was necessary, but ultimately concluded no adjustments to the carrying value of goodwill or trademarks and trade names were required. In light of the prolonged impacts of the pandemic, please disclose additional information for investors to assess the likelihood of future impairment charges. For example, in terms of goodwill, please disclose whether your reporting unit is at risk of failing the quantitative impairment test or that the fair value of your reporting unit substantially exceeds the carrying value and is not at risk of failing. If the reporting unit is at risk of failing, please disclose:

•	the percentage by which fair value exceeded carrying value at the date of the most recent test;

•	a description of the method and key assumptions used and how the key assumptions were determined;

•

a discussion of the degree of uncertainty associated with the key assumptions, providing specifics to the extent possible, such as the valuation model assumes recovery from the business downturn within a defined period of time; and

•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

For trademarks and tradenames, information such as the extent to which fair value exceeded carrying value should likewise be provided to aid investors in assessing the likelihood of future impairment.

December 22, 2021

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the fair value of StubHub Holdings, Inc. substantially exceeds its carrying value and the fair value of the Company’s trademarks and trade names sufficiently exceeded its carrying value.

The Company performs its annual impairment analysis for goodwill and intangible assets as of October 1st each year. The quantitative analysis as of October 1, 2020 resulted in a $3.0 billion fair value of the reporting unit, which was higher than its carrying value of $1.1 billion. In addition, the fair value of trade names of $1.1 billion exceeded its carrying value of $0.9 billion in 2020.

The Company has clarified the disclosure on page 95 of Amendment No. 1 to disclose the quantitative information set forth above and the Company’s conclusion that the fair value of the Company’s reporting unit and trademarks and trade names exceeded their respective carrying values by more than 170% and 20%, respectively, and were not determined to be at risk of failing the quantitative impairment test.

Business, page 106

15.

In a separate sub-section, please discuss the acquisition of the StubHub business by viagogo in February 2020, the CMA final report, the operational integration of the StubHub and viagogo businesses, and the associated divestiture of the StubHub international business in September 2021, which we note you discuss throughout your risk factors. In this regard, please discuss any material terms of the share purchase agreement entered into on August 6, 2021, including the consideration, which we note you discuss on pages F-32 and F-47. Please refer to Item 101(a)(1) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 114 and 115 of Amendment No. 1.

16.

We note your disclosure that “[i]n February 2020, viagogo acquired StubHub from eBay, bringing together the two businesses Eric founded.” To provide additional context to investors, please revise your disclosure to discuss that the United Kingdom’s Competition and Markets Authority issued an enforcement order on February 7, 2020 prior to the closing of the merger, as you discuss on page F-32. In revising your disclosure, please discuss that such order prevented you from integrating the two business, and that the “bringing together” of your two businesses was not permitted until the divestiture of the StubHub international business was approved on September 8, 2021. To the extent applicable, please make conforming changes throughout the prospectus.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 114 and 115 of Amendment No. 1.

December 22, 2021

17.

Please discuss by what measure you are the “largest global marketplace where fans can buy and sell tickets to live events” (e.g., by number of buyers, sellers, tickets sold, transactions, etc.), as well as by what measure you have “one of the most comprehensive proprietary datasets of live event industry in the industry” (e.g., page 114). Please also disclose the basis upon which you are a “leading brand” (e.g., page 86).

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 6, 70, 100 and 103 of Amendment No. 1. The Company respectfully advises the Staff that it is the largest global marketplace by many measures, but most importantly by GMS and number of sellers. As a result of the Company’s position in these two categories and the data those provide, it believes that it has “one of the most comprehensive proprietary datasets.”

Furthermore, the Company respectfully advises the Staff that it believes that StubHub is a “leading brand” based on research conducted by CoLab Group on brand health in the ticketing industry (the “Brand Study”). In such study, StubHub was one of the two strongest brands for both aided and unaided name recognition, and had one of the highest consumer consideration rankings. As a result of these data, the Company believes that StubHub is a “leading brand” in the ticketing industry. The Company further refers the Staff to its response to comment 20 below for a more fulsome description of the Brand Study.

18.

Please further discuss the measures you take in connection with the price of tickets sold in “jurisdictions that prohibit the resale of event tickets (anti-scalping laws) at prices above the face value of the tickets or at all, or highly regulate the resale of tickets.” As a related matter, please revise your risk factor section to further discuss the risks you face as a result of anti-scalping laws and how you mitigate any potential related risks with regards to your “professional resellers,” if applicable.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 35 and 116 of Amendment No. 1. The Company respectfully advises the Staff that it does not view these laws as a material risk to the Company, and that geographies that do limit or prohibit resale constitute a very small percentage of the Company’s revenue.

19.

We note your disclosure on page 38 that you “are currently subject to an agreement with the CMA which governs, and in certain cases places limitations on, certain of [y]our ticket resale practices on [y]our U.K. website and which requires an annual independent review of compliance until 2023.” Please discuss here or elsewhere in your filing, such agreement and the related legal obligations, as well as any additional ongoing obligations in connection with resolved proceedings.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 114 and 115 of Amendment No. 1.

December 22, 2021

Our Business Today, page 107

20.

Please explain how “aided brand awareness” is calculated and provide a more detailed discussion of the study by CoLab Group, including sample size and number of brands studied. Additionally, please file CoLab Group’s consent as an exhibit to the registration statement as required by Section 7 of the Securities Act and Securities Act Rule 436. Please also revise your disclosure in the section entitled “Market and Industry Data” on page 65 to note that you commissioned such study. Last, in appropriate places where you discuss your “brand” throughout the prospectus, please revise such disclosure to discuss that you “have agreed to not use [y]our StubHub brand outside of the United States and Canada . . . for 10 years . . . .” In this regard, please discuss the awareness of the viagogo brand to balance your discussion of the StubHub brand awareness or tell us why such information is not material.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 27, 65, 105 and II-5 of Amendment No. 1. In addition, the Company respectfully advises the Staff that, unlike the StubHub brand, the Company does not believe the viagogo brand is a primary driver of its positioning within the market and, as a result, the brand awareness of viagogo is not material to the business. Rather, the Company believes the success of viagogo is primarily driven by its global reach, performance marketing expertise and proprietary datasets.

Expand Seller Services, page 115

21.

To provide additional context to investors regarding your “sellers,” please provide a more robust discussion of your sellers’ businesses and discuss in greater detail the “financing options” that you plan to provide to such sellers. To the extent applicable, please discuss the “event organizers and professional ticket resellers,” as you discuss on page 24. Last, in appropriate places throughout the Business section, please discuss “professional sellers” as a group within your marketplace, in light of your reference to such group throughout your risk factors.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 4, 24, 101, 109 and 110 of Amendment No. 1.

SAM, page 117

22.

We note your disclosure that your serviceable addressable market includes “approximately $14 billion in secondary ticketing.” Please revise your disclosure to further explain what you mean by the value ascribed to “secondary ticketing” (for example, by clarifying if the $14 billion is the total value of the secondary tickets sold, or if it only includes the value gained as a result of the difference between the secondary and primary ticketing value). In this regard, further discuss the material assumptions and estimates underlying your calculation of TAM and SAM.

December 22, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 111 and 112 of Amendment No. 1.

Certain Relationships and Related Party Transactions

Agreements in Connection with the StubHub Acquisition

Equity Commitment Letters, page 137

23.

Please provide the separate amounts in cash that each of Madrone, WestCap and Bessemer provided as equity financing in connection with the StubHub acquisition. Please refer to Item 404(a) of Regulation S-K.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 134 of Amendment No. 1.

Principal and Registered Stockholders, page 140

24.

Please disclose the natural person or persons who have voting or investment control of the shares held in the name of the legal entities identified in your table in this section. See Item 403 of Regulation S-K. For additional guidance, refer to Question 140.02 of Regulation S-K Compliance and Disclosure Interpretations.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 137 of Amendment No. 1. The Company respectfully advises the Staff that, to the extent not yet disclosed, the details of the structure of the legal entities noted, including natural persons who have voting or investment control, will be included in a future amendment to the Draft Registration Statement.

Plan of Distribution, page 156

25.

We note your disclosure that you have engaged financial advisors with respect to certain matters relating to the registration of shares of your Class A common stock and the listing of your Class A common stock. Please provide us with supplemental copies of your agreements with your financial advisors. Please contact the staff member associated with the review of this filing to discuss how to submit the materials to us for our review.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it will supplementally provide the Staff with copies of these agreements once executed.

December 22, 2021

StubHub Holdings, Inc. Consolidated Financial Statements

2. Basis of Presentation and Summary of Significant Accounting Policies

Revenue Recognition, page F-12

26.

Please revise your disclosure here and elsewhere in the document, for example, under MD&A Critical Accounting Policies, to clarify how you account for your obligation to compensate the buyer for the total amount of their ticket purchase if an event is cancelled or the ticket is invalid. In doing so, please clarify whether: revenues from transaction facilitation are recorded net of estimated or forecasted future cancellations/refunds at the point in time the sale is executed; or revenues from transaction facilitation are only reduced or reversed for cancellations/refunds at a later point in time when cancelation or refund becomes probable. Reference for us the authoritative literature you relied upon to support your position.

Response: In response to the Staff’s comment, the Company has clarified the disclosure on pages 91, 92, F-12 and F-13 of Amendment No. 1. The Company respectfully advises the Staff that revenue earned from transaction facilitation that occurs during a financial reporting period is recorded net of an estimate for cancellation refunds based on guidance in ASC 606-10-55-23 through 55-26.

27.

Please tell us whether you offer loyalty programs or other incentives to buyers and/or sellers to drive traffic to your marketplace, for example, similar to the incentives described in Note 3(b) to the StubHub financial statements. If so, please tell us your consideration of providing accounting policy disclosure for these incentives.

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 91 and F-12 of Amendment No. 1. In addition, the Company respectfully advises the Staff that the Company does not offer any loyalty programs.

Impairment of Indefinite-Lived Intangible Assets, page F-15

28.

Please tell us how you have concluded you have only one reporting unit for purposes of goodwill impairment testing; specifically, how you concluded that the Viagogo and legacy StubHub platforms don’t each represent a business for which discrete financial information is available and evaluated/reviewed. In this regard, we note that in discussing your results of operations in Management’s Discussion and Analysis of Financial Condition and Results of Operations, discrete financial information for these platforms is provided throughout the discussion. Refer to ASC 350-20-35-34.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company presents discrete financial information for the StubHub Legacy Business for 2019, the year prior to the Company’s acquisition of StubHub, in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” of Amendment No. 1 to enhance the comparability of the financial and operating results of consolidated operations during the years presented in light of the fact that financial and operating results of the StubHub Legacy Business are only reflected in the Company’s consolidated financial results from February 13, 2020, the date of

December 22, 2021

acquisition. As discussed throughout Amendment No. 1, the strategic objective of the Company’s acquisition of StubHub was to combine the legacy StubHub platform with the viagogo platform in order to operate a global marketplace where fans can buy and sell tickets to live events. The Company believes that the combination of these businesses creates significant synergies from highly complementary geographic footprints, marketing strategies, operational expertise and greater scale.

Consistent with this objective, since the Company acquired StubHub, the decisions about allocating resources to the business and assessing its performance have been reviewed and evaluated by Eric Baker, the Company’s Chief Executive Officer and Chief Operating Decision Maker (“CODM”), based on consolidated financial information. Such information includes consolidated cash flow forecasts and consolidated operating and financial measures (e.g., consolidated gross merchandise sales, consolidated transaction revenue and consolidated Adjusted EBITDA). In addition, since the Company acquired StubHub, Mr. Baker’s compensation has been based on the long-term consolidated financial performance of the Company. There are no other levels of management that are regularly reviewing the discrete financial information and operating results of StubHub and viagogo. There are also no levels of management that are directly accountable to and maintain regular contact with the CODM to regularly review the individual operating results of StubHub and viagogo for purposes of making resource allocations or strategic decisions. All forward-looking financial information prepared internally and discussed with investors has been prepared on a consolidated basis.

Moreover, although the U.K. Competition and Markets Authority (“CMA”) initially issued orders placing restrictions on the Company’s ability to undertake certain integration and cost-saving activities in connection with the Company’s acquisition of StubHub as described on pages 114 and 115 of Amendment No. 1, the CMA also provided the Company with separate exemptions that acknowledged the Company’s objective to operate StubHub and viagogo on a combined basis and specifically allowed for the Company to make resource allocation decisions on a combined basis.

20. Entity Wide Information, page F-45

29.

In light of your determination that shipping facilitation is a separate performance obligation, please tell us your consideration of providing disaggregated revenue information for this revenue stream pursuant to ASC 606-10-50-5.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not believe further disaggregation of revenue is required or meaningful to investors. As discussed in paragraph BC336 of ASU 2014-09, “because the most useful disaggregation of revenue depends on various entity-specific or industry-specific factors, the Boards decided that Topic 606 should not prescribe any specific factor to be used as the basis for disaggregating revenue from contracts with customers.” Accordingly, one or more than one category may be presented depending on what is most meaningful to the business. Shipping facilitation revenue cannot be earned without a transaction facilitation between buyers and sellers. The Company earns and recognizes shipping facilitation revenue concurrent with transaction facilitation revenues.

December 22, 2021

Based on these facts and circumstances, the Company does not believe that a separate disaggregation of fees for facilitating the delivery of tickets is required.

Index to Exhibits, page II-5

30.

Please file all material agreements as exhibits to the registration statement in accordance with Item 601(b)(10) of Regulation S-K. For example, the commercial agreement with Google that pertains to your use of Google Cloud Platform, which “[y]our platform depends, in part, on . . . “; the agreements by and between you and the “limited number of third-party providers” that you rely on “to support [y]our payment system”; the long-term credit arrangement, dated as of February 13, 2020, that is comprised of the USD Term Loan B, the Euro Term Loan B and the Revolving Credit Facility; and the Madrone Stockholder Agreement. Please note that this is not an exhaustive list.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page II-5 of Amendment No. 1.

The Company respectfully advises the Staff that the Madrone Stockholder Agreement will terminate upon the effectiveness of the registration statement for the offering. The Company further advises the Staff that, other than as listed on page II-5 of Amendment No. 1, it believes the Company’s agreements with other third-party providers, including Google (“Third-Party Agreements”), are not required to be filed as exhibits pursuant to Item 601(b)(10) of Regulation S-K. The Company respectfully submits that the Third-Party Agreements are ordinary course contracts, the Third-Party Agreements are not material to an understanding of the Company’s business, other companies provide comparable offerings to those of such third-party providers, and the Company believes it could secure an alternative third-party providers on similar commercial terms, if needed. Because the Third-Party Agreements are such as ordinarily accompany the kind of business conducted by the Company and the Third-Party Agreements are not contracts upon which the Company’s business is substantially dependent, the Company believes its agreements with these parties are not required to be filed as exhibits to the Registration Statement pursuant to Item 601(b)(10)(ii).

General

31.

Throughout the prospectus, you provide disclosure for various metrics for fiscal year 2019 as the last year prior to the COVID-19 pandemic. For example, we note your disclosure that “71% of GMS . . . was generated through unpaid channels” and that you had “over 11 million buyers from over 200 countries . . . .” To provide balanced disclosure, please include a discussion of the metrics for the fiscal year 2020.

December 22, 2021

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 10, 72, 79, 105 and 108 of Amendment No. 1.

32.

Throughout the prospectus, please revise you disclosure to ensure consistency with respect to your description and treatment of your outstanding preferred stock and such holders’ related rights. In this regard, we note your disclosure that there are varying series of redeemable preferred stock issued and outstanding (page 95), that there will be “no shares of [y]our preferred stock outstanding . . . after giving effect to the Reclassification and the RSU Settlement” (page 142), and that such “Reclassification” pertains only to your shares of Class C common stock (page 1). In revising your disclosure, please include a description of such preferred stock in your section entitled “Description of Capital Stock” beginning on page 142, or alternatively, in appropriate places please discuss the treatment of such securities upon completion of this offering (e.g., whether you will redeem such stock).

Response: In response to the Staff’s comment, the Company has revised the disclosure on pages 68, 138, 140, 141 and 142 of Amendment No. 1.

33.

We note that you have not yet disclosed on which exchange you will apply to list your Class A common stock. Please identify the exchange in your next amendment. Please be advised that we may have additional comments upon receipt and review of an amendment with materially complete disclosures about the listing process, the distribution and the risks associated with it.

Response: The Company respectfully acknowledges the Staff’s comment and will disclose the exchange on which it will apply to list its Class A common stock in a future amendment to the Draft Registration Statement.

34.

Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of those communications. Please contact the staff member associated with the review of this filing to discuss how to submit the materials, if any, to us for our review.

Response: The Company respectfully acknowledges the Staff’s comment and will provide the Staff with such written communications, when available, for its review under separate cover.

* * *

December 22, 2021

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me by telephone at (212) 906-1311 or by fax at (212) 751-4864 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Michael Benjamin
Michael Benjamin of LATHAM & WATKINS LLP

cc:	Eric H. Baker, StubHub Holdings, Inc.

Mark Streams, StubHub Holdings, Inc.

Greg Abovsky, StubHub Holdings, Inc.

Tad J. Freese, Latham & Watkins LLP

Alison A. Haggerty, Latham & Watkins LLP

Dave Peinsipp, Cooley LLP

Nicole Brookshire, Cooley LLP

Kristin VanderPas, Cooley LLP